UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*
Atwood Oceanic Inc.
 (Name of Issuer)
Common Stock, par value $1.00 per share
 (Title of Class of Securities)
050095108
 (CUSIP Number)
Mr. Chris Bell
OxAM House
6 George Street
Oxford
United Kingdom
OX1 2BW
+44 1865 248 248
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
(Page 1 of 6 Pages)
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 050095108	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
OxFORD ASSET MANAGEMENT LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,279,024

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,279,024

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,279,024

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No: 050095108	Page 3 of 6 Pages

Item 1.                    Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $1.00 per share (the "Shares"), of Atwood Oceanics Inc. (the "Issuer"), whose principal executive offices are located at 15011 Katy Freeway, Suite 800, Houston, Texas, TX 77094.

Item 2.                    Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of OxFORD Asset Management LLP ("OxFORD" or the "Reporting Person").

This Schedule 13D relates to Shares held for the account of OxAM Quant Fund Limited, a Cayman Islands exempted company ("OxAM"). OxAM has in place an Investment Advisory Agreement with OxFORD, pursuant to which Oxford serves as the investment adviser to OxAM.  In such capacity, OxFORD may be deemed to exercise the voting and dispositive power over the Shares held for the account of OxAM.

The address of the principal business office of OxFORD is OxAM House, 6 George Street, Oxford, United Kingdom, OX1 2BW. OxFORD is a limited liability partnership incorporated in England and Wales.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares reported herein by the Reporting Person were working capital or margin account borrowings of OxAM made in the ordinary course of business of OxAM. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $34,548,000, including commissions, was paid to acquire the Shares reported herein.

Item 4.                    Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes and in the ordinary course of its business, pursuant to investment strategies, because OxFORD, as investment adviser, believed that the Shares, when purchased, represented an attractive investment opportunity. The investment opportunity arose in connection with the proposed merger of the Issuer with Ensco PLC.  Upon consummation of the proposed merger, holders of Shares will receive 1.6 shares of Ensco PLC common stock for every one Share, and the Shares will be cancelled.

The Reporting Person expects to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all

SCHEDULE 13D

Page 4 of 6 Pages

or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

 Except as set forth above, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.                    Interest in Securities of the Issuer

(a) As of July 21, 2017, OxFORD may be deemed to be the beneficial owner of 4,279,024 Shares held for the account of OxAM, which equates to approximately 5.3% of the total number of Shares outstanding.

The percentages noted herein are based on 80,519,422 Shares reported as outstanding as of May 1, 2017, in the Issuer's quarterly report on Form 10-Q, dated March 31, 2017.

(b) The beneficial ownership figure reported in Item 5(a) reflects the Reporting Person's sole power to vote or to direct the vote the Shares and sole power to dispose or to direct the disposition of the Shares.

(c) The trading dates, number of Shares acquired and disposed of, the price per share and how the transactions were effected for all transactions in the Shares by the Reporting Person within the past sixty days are set forth in Exhibit A.

(d) OxAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) This Item 5(e) is not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.                    Material to be Filed as Exhibits.

Exhibit A:     Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OxFORD Asset Management LLP
By: /s/ Martin Byman
Name: Martin Byman
Title: Chief Operating Officer

July 21, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 6 of 6 Pages

EXHIBIT A
SCHEDULE OF TRANSACTIONS
Each of the following transactions was effected by the Reporting Person in the open market, through a broker, for the account of OxAM.
Transaction Date	Transaction	Quantity	Price per Share
22-MAY-2017	SELL	1,982	8.7445
23-MAY-2017	BUY	3,005	8.7341
23-MAY-2017	BUY	7,500	8.7846
24-MAY-2017	BUY	1,100	8.9827
25-MAY-2017	BUY	1,216	8.1948
25-MAY-2017	BUY	8,100	8.5028
25-MAY-2017	BUY	600	8.15
26-MAY-2017	BUY	22,500	8.0708
26-MAY-2017	BUY	5,093	8.0868
30-MAY-2017	BUY	53,000	10.1715
01-JUNE-2017	BUY	1,900	10.2353
02-JUNE-2017	SELL	1,900	10.1947
07-JUNE-2017	BUY	600	9.36
08-JUNE-2017	SELL	600	9.31
08-JUNE-2017	SELL	600	9.28
09-JUNE-2017	BUY	500	9.1233
22-JUNE-2017	SELL	1,000	8.01
23-JUNE-2017	BUY	750,000	8.219
23-JUNE-2017	BUY	1,000	8.134
26-JUNE-2017	BUY	797,000	8.464
27-JUNE-2017	BUY	180,000	8.6405
03-JULY-2017	BUY	20,000	8.4398
11-JULY-2017	BUY	500,000	7.6821
11-JULY-2017	BUY	700,000	7.716
12-JULY-2017	BUY	11,250	7.6467
12-JULY-2017	BUY	25,000	7.9724
13-JULY-2017	BUY	25,000	7.8437
13-JULY-2017	BUY	488,750	7.8772
14-JULY-2017	BUY	150,000	7.8903
14-JULY-2017	BUY	500,000	7.8817
17-JULY-2017	BUY	50,000	7.9625